SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

EVOKE PHARMA, INC.

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

30049G203

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 254,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.99%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 254,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.99%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 254,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.99%
14	TYPE OF REPORTING PERSON* HC, IN

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”) on September 20, 2024 (the “Original Schedule 13D”), as previously amended on October 1, 2024, relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Evoke Pharma, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D as previously amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information reported in the Original Schedule 13D as previously amended.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by the addition of the following disclosure:

On November 6, 2024, Nantahala delivered notice to the Issuer increasing the Beneficial Ownership Limitation in respect of Warrants that Nantahala holds on behalf of certain Nantahala Investors to 15.99% of the outstanding shares of Common Stock. Pursuant to the terms of the Warrants, such increase in the Beneficial Ownership Limitation shall not be effective until the 61st day after delivery of such notice.

In connection with such increase in the Beneficial Ownership Limitation, Nantahala became the beneficial owner of approximately 15.99% of the outstanding shares of Common Stock and eligible to designate a second member of the Issuer’s board of directors pursuant to the September 2024 Letter Agreement, subject to compliance with applicable Nasdaq rules. The Reporting Persons have not identified a person for designation to the Issuer’s board of directors pursuant to that right.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)      The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 1,592,447 shares of Common Stock outstanding as of November 6, 2024, which includes 1,394,064 shares of Common Stock outstanding (as disclosed to Nantahala in connection with the Warrant exercise described below in Item 5(c)) and the issuance of 91,945 shares of Common Stock in that Warrant exercise, together with 106,438 shares of Common Stock for which the Warrants may be exercised as of the date hereof (giving effect to the Beneficial Ownership Limit described above in Item 4), which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own 254,632 shares of Common Stock, which includes 148,194 shares of Common Stock held by the Nantahala Investors and a further 106,438 shares of Common Stock issuable upon exercise of the Warrants (giving effect to the Beneficial Ownership Limitation), or approximately 15.99% of the outstanding shares of Common Stock. Each of Mr. Harkey and Mr. Mack, as principals of Nantahala, may also be deemed to beneficially own the same shares of Common Stock.

(b)       Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock reported in this Schedule 13D.

(c)       Since Amendment No. 1 was filed, neither the Reporting Persons nor the Other Officers have made any transactions in the shares of Common Stock, except that on October 29, 2024, Nantahala caused one of the Nantahala Investors to make a cashless exercise of Warrants representing the right to purchase 92,096 shares of Common Stock, surrendering 151 of such shares of Common Stock in satisfaction of the exercise price then payable for such exercise.

(d)       The Nantahala Investors hold the shares of Common Stock reported herein or have the right to acquire the shares of Common Stock reported herein based on holding the Warrants. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein, which, in the case of Blackwell Partners LLC - Series A, relates to more than 5% of the outstanding shares of Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following disclosure:

The disclosure set forth in Item 4 affects the Warrants previously disclosed in this Item 6 and is incorporated herein in respect thereof.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack